EXHIBIT 12.1

LANDRY’S RESTAURANTS, INC

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
	2005	2004
Income before taxes	$36,647,549	$47,388,362
Fixed charges, as adjusted	28,906,300	16,157,841

	$65,553,849	$63,546,203

Fixed charges:
Interest expense including amortization of debt costs	$18,953,259	$6,152,879
Capitalized interest	674,909	832,256
Interest factor on rent (1/3 rent expense)	9,953,041	10,004,962

Total fixed charges	29,581,209	16,990,097
Less capitalized interest	(674,909)	(832,256)

Fixed charges, as adjusted	$28,906,300	$16,157,841

Ratio of earnings to fixed charges	2.2	3.7